06004785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. DC SECTION 213

SEC FILE NUMBER
8- 11763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William O'Neil + Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don H. Drake (310) 448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave. (Address) Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, the undersigned, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of WILLIAM O'NEIL & CO. INCORPORATED, as of December 31, 2005, are true and correct. We also affirm that neither the firm of William O'Neil & Co. Incorporated, nor any officer or director, as the case may be, has any proprietary interest in any account classified as that of a customer.

In addition, as allied members of the NEW YORK STOCK EXCHANGE, INC., we affirm that the accompanying financial statements and supplementary schedule as of December 31, 2005 will promptly be available to those WILLIAM O'NEIL & CO. INCORPORATED members or allied members whose signatures do not appear below.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and sworn to before me this 27th day of February, 2006, by William J. O'Neil & Don H. Drake.

Heather O'Connor
Notary Public

HEATHER O'CONNOR
Commission # 1480041
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William O'Neil & Co. Incorporated and Subsidiaries

Report on Statement of Financial Condition
As of December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 3072

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co. Incorporated:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of William O'Neil & Co. Incorporated and subsidiaries ("the Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

William O'Neil & Co. Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 7,286,094
Deposit with clearing broker	100,000
Receivable from clearing broker	283,164
Receivables from:	
Parent (Note 6)	$ 7,600,000
Affiliates	647,756
Receivable for research publications, net of allowance of $104,574	1,177,676
Exchange memberships, at cost	523,308
Fixed assets, net	3,409,145
Other assets	159,362
Total assets	$ 21,186,505
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 2,425,250
Accrued expenses and payables	520,800
Payable to affiliates:	
Income taxes	320,779
Other	1,868,517
Deferred revenue	4,306,252
Total liabilities	9,441,598
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	9,561,397
Retained earnings	2,054,090
Total stockholder's equity	11,744,907
Total liabilities and stockholder's equity	$ 21,186,505

The accompanying notes are an integral part of this consolidated financial statement.

1. The Company

William O'Neil & Co. Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the National Association of Securities Dealers and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Capital Corporation (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than ninety days.

2. Summary of Significant Accounting Policies (Continued)

Receivable from Clearing Broker
Receivable from clearing broker represents commissions, net of payables, not received as of December 31, 2005. Such amounts were subsequently received by the Company.

Fixed Assets
Computer, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computer and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Software license fees are amortized over the license period (five years). Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Exchange Memberships
Exchange memberships are recorded at cost, adjusted for any permanent impairment in value. As of December 31, 2005, the market value of such memberships ranged from $7,390,000 to $7,790,000 based on the bid-ask spread.

Research and Commissions Income
Institutional research and commission income primarily consists of commission revenue for executing securities trades and for delivery of investment data research services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Included in institutional research and commission income are commissions generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the Company provides research to institutional customers in return for trade order flow from that customer, which in turn generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability for any future research due, which is included in accrued expenses and payables as of December 31, 2005.

2. Summary of Significant Accounting Policies (Continued)

Advertising Revenues and Expenses
Advertising revenues and expenses primarily represent the activities of FINADCO and are recognized as earned and incurred.

Income Taxes
The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the net amount of the current and deferred tax provision (or benefit) is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. See Note 8.

Fair Value of Financial Instruments
GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value either due to their short-term nature or market rates of interest.

3. Fixed Assets

The Company's fixed assets at December 31, 2005 are:

Computer and equipment	$ 5,595,485
Software license fees	2,006,903
Leasehold improvements	909,936
Subtotal	$ 8,512,324
Less – Accumulated depreciation	(5,103,179)
	$ 3,409,145

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	**Outstanding**
Cumulative preferred, 8 percent, $1,000 par value	300	-
Voting common stock, Class A, $.20 par value	5,000,000	647,000
Nonvoting common stock, Class B, $.20 par value	1,000,000	-

5. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

The Company's share of future payments is:

Year Ending December 31,	
2006	$ 392,348
2007	392,348
2008	392,348
2009	392,348
2010	392,348
Thereafter	3,411,248
	$ 5,372,988

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2005.

Indemnifications

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is unknowable. However, based on experience the Company expects the risk of material loss to be remote.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

The $7,600,000 receivable from Parent at December 31, 2005 represents a loan by Daily Graphs Inc. to the Parent in 2005. The loan is non-interest bearing.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any current or deferred tax assets). Accordingly, the current tax balance is net of the deferred tax balance at December 31, 2005, which net amount is paid to the Parent annually.

9. Net Capital Requirements - SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2005, the Company had net capital of $2,877,392, which was $2,627,392 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$ 9,154,871	$ 42,431
Total liabilities	6,201,238	2,500
Total stockholder's equity	2,953,633	39,931

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.

11. Subsequent Events

NYSE/Archipelago Merger
The Company is a member of the NYSE and owns two seats, which are carried at a cost of $422,908. Contingent upon and pursuant to the plan of merger between the NYSE and Archipelago, the Company will surrender each seat for the right to receive from NYSE Group $300,000 in cash and 80,177 restricted shares of NYSE Group common stock, par value $0.01 per share, for each seat.

Upon the merger, each outstanding share of Archipelago common stock will be converted into one share of NYSE Group common stock.